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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 3



                            Sotheby's Holdings, Inc.
                                (Name of Issuer)


               Class A Limited Voting Common Stock, $.10 Per Value
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                   835898 10 7
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                                 (CUSIP Number)


                              Kenneth H. Gold, Esq.
                              Miro Weiner & Kramer
                            500 North Woodward Avenue
                        Bloomfield Hills, Michigan 48304
                                 (248) 258-1214
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communication)

                                February 21, 2003
            --------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

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1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              A. Alfred Taubman
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2.
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]

                                                                       (b) [X]
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3.
        SEC USE ONLY
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4.
        SOURCE OF FUNDS

        OO
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5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]
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6.
        CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                               7.     SOLE VOTING POWER
      NUMBER OF                       13,249,818
      SHARES
                               -------------------------------------------------
      BENEFICIALLY             8.     SHARED VOTING POWER
      OWNED BY                        None
      EACH
                               -------------------------------------------------
      REPORTING                9.     SOLE DISPOSITIVE POWER
      PERSON                          13,249,818
      WITH
                               -------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER
                                      None
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      13,249,818
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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                 [ ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      21.6
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14.   TYPE OF REPORTING PERSON
      IN
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CUSIP NO. 835898 10 7                     13D                     Page 3 of 5
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            This Statement on Schedule 13D relates to shares of Class A Limited
Voting Common Stock, par value $0.10 per share ("Class A Common Stock"), of Sotheby's Holdings, Inc. (the "Issuer"). The Statement on Schedule 13D originally filed with the Securities and Exchange Commission by A. Alfred Taubman (the "Reporting Person") on April 15, 1996, as amended by Amendment No. 1, dated January 4, 2001, and Amendment No. 2, dated June 3, 2002, is hereby amended and supplemented as set forth below (as amended, the "Schedule 13D").

ITEM 4.       PURPOSE OF TRANSACTION.

            Item 4 is hereby amended to add the following:

            As previously reported, on June 3, 2002, the Reporting Person and the Issuer commenced a cooperative process with respect to the solicitation of indications of interest in a potential Extraordinary Transaction involving the Issuer. On February 21, 2003, the Issuer announced that it and the Reporting Person had agreed to terminate the process. A copy of the Issuer's press release is attached to this Schedule 13D as an exhibit, is incorporated herein by reference, and this description of the press release is qualified in its entirety by reference to the press release.

            Despite the fact that the Reporting Person and the Issuer are no longer actively seeking an Extraordinary Transaction, the Reporting Person reserves the right from time to time in the future to continue to develop, review and evaluate strategic alternatives with respect to his holdings in the Issuer. These may include a variety of possible strategies for enhancing the value of his investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things: disposing of some or all of the securities of the Issuer beneficially owned by him; proposing or seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or other extraordinary transaction involving the Issuer or any of its subsidiaries or a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; continued ownership of shares of Class A Common Stock and Class B Common Stock currently beneficially owned by the Reporting Person; effecting a structured financing or monetization using shares of Class A Common Stock and/or Class B Common Stock beneficially owned by the Reporting Person; structuring a loan or loans secured by some or all of the shares of Class A Common Stock and/or Class B Common Stock beneficially owned by the Reporting Person; acquiring additional securities of the Issuer; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of
Schedule 13D.

            Whether any of the actions set forth above will occur, or whether the Reporting Person may consider other alternatives, will depend upon, among other things, current and anticipated future trading prices for the Class A Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, the Reporting Person's overall investment portfolio and objectives and personal needs and related matters. However, there can be no assurance that the Reporting Person will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of his holdings in the Issuer. There can be no assurance as to the timing of any such matters should they be so pursued by the Reporting Person.


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CUSIP NO. 835898 10 7                     13D                     Page 4 of 5
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ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              RESPECT TO SECURITIES OF THE ISSUER.

            Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

            2. Press release issued by Sotheby's Holdings. Inc. on February 21, 2003.

            3. Durable General Power of Attorney regarding the A. Alfred Taubman Restated Revocable Trust.



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----------------------                                            -----------
CUSIP NO. 835898 10 7                     13D                     Page 5 of 5
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                                   SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2003

                                    /s/ Jeffrey H. Miro
                                    ------------------------------
                                    Jeffrey H. Miro*

                                    *Jeffrey H. Miro, as attorney-in-fact under Durable General Power of Attorney dated April 10, 2002, for A. Alfred Taubman, acting not individually, but as the Trustee the A. Alfred Taubman Restated Revocable Trust, filed as Exhibit 3 hereto

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                                       EXHIBIT INDEX


2.    Press release issued by Sotheby's Holdings. Inc. on February 21, 2003.

3. Durable General Power of Attorney regarding the A. Alfred Taubman Restated Revocable Trust.

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